SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11- K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

As of December 31, 2008 and December 31, 2007 and
for the years ended December 31, 2008 and December 31, 2007

Commission file number 1 – 7635

A. Full titlw of the plan and the address of the plan if
different from that of the issuer named below.

TWIN DISC, INCORPORATED – THE
ACCELERATOR 401 (K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office:

TWIN DISC, INCORPORATED
1328 Racine Street
Racine, WI  53403

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

Report of Independent Public Accounting Firm

Benefits Committee
Twin Disc, Incorporated –
The Accelerator 401(k) Savings Plan
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits and supplemental schedule for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes – December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton, LLP
June 24, 2009
Milwaukee, Wisconsin

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets:
Investment options at fair value	$49,671,343	$67,709,341

Receivables:
Employer match contribution	16,813	7,969
Participant contribution	54,709	25,012

Total receivables	71,522	32,981

Net assets reflecting all investments at fair value	49,742,865	67,742,322

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	124,200	(74,437)

Net assets available for plan benefits	$49,867,065	$67,667,885

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Additions to (subtractions from):
Investment income:
Net appreciation (depreciation) in fair value of investments	$(21,438,263)	$288,558
Interest	103,309	93,413
Dividends	2,286,268	4,990,830

Net investment gain (loss)	(19,048,686)	5,372,801

Contributions:
Employer	1,421,136	1,160,184
Participant	2,777,048	2,817,614
Rollovers	92,022	191,621

Total contributions	4,290,206	4,169,419

Total additions (subtractions)	(14,758,480)	9,542,220

Deductions:
Administrative fees	3,198	2,987
Benefits paid to participants	3,039,142	4,659,738

Total deductions	3,042,340	4,662,725

Change in net assets available for plan benefits	(17,800,820)	4,879,495

Net assets available for plan benefits, beginning of year	67,667,885	62,788,390

Net assets available for plan benefits, end of year	$49,867,065	$67,667,885

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2008 and 2007

1.  Basis of Presentation and Significant Accounting Policies

General

The following brief description of the Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.  The Plan, established April 1, 1986, is a defined-contribution plan covering substantially all Twin Disc, Incorporated (the “Company”) domestic employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

An employee of the Company is eligible for plan participation after completing two months of employment.

Contributions

Participants may elect to contribute on a pre-tax basis up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code.

For participants who are employed by Twin Disc, Inc., the Company contributes an amount equal to a percentage of each participant’s 401(k) contributions, up to 6% of compensation.  The contribution percentages for the years ended December 31, 2008 and 2007 was 50%.  For participants who are employed by the Twin Disc South East subsidiary, the Company contributes a matching contribution equal to 25% of each participant’s 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant’s compensation.  The Internal Revenue Code has set a maximum of $15,500 for tax-deferred contributions that may be excluded for any individual participant in 2008 and 2007, respectively.  The Internal Revenue Code also allows additional catch-up contributions for participants age fifty and over.  The maximum additional contribution allowed was $5,000 in 2008 and 2007, respectively.  No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan.

The Plan enables participants to allocate their contributions and account balances among various investment options offered by the Plan.  Assets of the Plan are segregated and invested based upon the total allocation of the participants’ accounts.  Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time.

Effective January 2007, the Company has amended the Plan to allow Roth after-tax employee contributions.  Roth contributions are made by employees with after-tax dollars.  Federal income tax is paid on the Roth contributions when made to the Plan.  A qualified distribution from the Roth component, including any earnings received from the investment of Roth contributions, is tax-free to the participant if taken five years after the year of the first Roth contribution and if the participant has reached the age of 59½, become totally disabled, or is deceased.  If the distribution is not qualified, any withdrawal from the account will be partially taxable to the participant.

Vesting

Participants are immediately 100% vested in their individual account balances.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2008 and 2007
(Continued)

1.  Basis of Presentation and Significant Accounting Policies (Continued)

Withdrawals

After-tax contributions may be withdrawn at any time upon receipt of written notice by the Trustee.  Pre-tax contributions may only be withdrawn, prior to employment termination, in the event of severe financial hardship or once annually upon attainment of age 59½.  A final distribution is paid to the participant upon termination of employment with the Company.  Final distributions in excess of $5,000 may be deferred as elected by the participant until age 70½.

Participant Accounts

The trusteeship of the Plan is T. Rowe Price Trust Company, and the recordkeeping services for the Plan T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”).  T. Rowe Price maintains individual accounts for each participant for their respective investment in each of twenty-three available investment funds.  For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit method, as appropriate.  Participant investments in the Twin Disc, Inc. Stock were accounted for on a share method.  Shares and share values as of December 31, 2008 and 2007 were as follows:

	Shares		Share Value
	December 31,		December 31,
	2008	2007	2008	2007

Twin Disc, Inc. Stock	379,617	123,154	$6.89	$35.39

Participant Loans

Participants may be granted a loan against their individual account balance limited to the lesser of $50,000 or 50% of the account balance.  Loans are granted in a uniform and nondiscriminatory manner based on the loan policy as set forth by the Benefits Committee.  The loan proceeds are made pro-rata from the investment elections of the participant.  Each participant's individual account and the interest and principal paid on the loan shall be credited only to such participant's account balance.  Any such loan shall be repaid over a period not exceeding five years unless the loan is used to purchase a principal residence, in which case the loan shall be repaid over a period not exceeding fifteen years.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company at its discretion.  The remaining administrative expenses are paid by the Plan.

Benefit Payments

Benefits are recorded when paid.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2008 and 2007
(Continued)

1.  Basis of Presentation and Significant Accounting Policies (Continued)

Investment Valuation

Investments of the Plan are stated at fair value.  The values of investments in mutual funds and common stocks are determined by the last reported market price on the last business day of the year. Investments in collective trust funds, other than the T. Rowe Price Stable Value Common Trust Fund (see below), are valued at redemption prices established by the trustee of the funds based on the quoted market prices of the underlying investments.  Participant loans are valued at cost which approximates fair value.  The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Purchases and sales of investments are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

The fair value of the T. Rowe Price Stable Value Common Trust Fund is determined by T. Rowe Price Retirement Plan Services, Inc.  The collective trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by T. Rowe Price.  There is an adjustment made on the Statements of Net Assets Available for Benefits to adjust the investment contracts from fair value to contract value (which represents contributions received, plus interest, less plan withdrawals).

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncement

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurements. FAS 157 defines fair value, establishes the framework for measuring fair value, and expands the disclosures of fair value measurements in the financial statements.  Adoption of FAS 157 had no impact on the Plan’s changes in net assets and did not have a material impact on its net assets at fair value.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2008 and 2007
(Continued)
2.  Investments

The following presents investments that represent 5 % or more of the Plan’s net assets:

	December 31,
	2008	2007

Mutual Funds:
Dodge & Cox Balanced Fund	$2,814,561	$4,218,422
Pimco Total Return Fund	5,623,288	5,320,941
T. Rowe Price Equity Income Fund	2,492,583	4,016,985
T. Rowe Price Growth Stock fund	7,067,371	12,970,830
T. Rowe Price Mid Cap Value Fund	6,102,196	10,201,312
T. Rowe Price Stable Value Common Trust Fund	13,373,327	12,519,968
Twin Disc, Inc. - Common Stock	2,615,561	4,357,802

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value by $(21,438,263) and $288,558, respectively, as follows:

	December 31,
	2008	2007

Mutual funds	$(16,941,404)	$(2,109,937)
Common stock	(3,939,878)	2,344,622
Collective trust fund	(556,981)	53,873
Total appreciation (depreciation)	$(21,438,263)	$288,558

3.  T. Rowe Price Stable Value Common Trust Fund

The Plan has assets invested in the T. Rowe Price Stable Value Common Trust Fund.  This fund holds Guaranteed and Synthetic Investment Contracts.  Information pertaining to the fund for the year ended December 31, 2008 is as follows:

Average Yield	Crediting Interest Rate	Investments at Fair Value	Investments at Contract Value	Adjustment to Contract Value
4.23%	4.82%	$13,249,127	$13,373,327	$124,200

Information pertaining to the fund for the year ended December 31, 2007 is as follows:

Average Yield	Crediting Interest Rate	Investments at Fair Value	Investments at Contract Value	Adjustment to Contract Value
4.89%	4.99%	$12,594,405	$12,519,968	$(74,437)

As described in Note 1, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2008 and 2007
(Continued)

4.  Fair Value Measurements

Various inputs are used to determine the fair value of the Plan’s investments.  These inputs are summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical securities
Level 2 – observable inputs other than Level 1 quoted prices (including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk)
Level 3 – unobservable inputs

Observable inputs are those based on market data obtained from sources independent of the trust, and unobservable inputs reflect the trustee’s own assumptions based on the best information available.  The input levels are not necessarily an indication of the risk or liquidity associated with investments at that level.  The following table summarizes the Plan’s investments, based on the inputs used to determine their fair values on December 31, 2008:

	Assets at fair value as of December 31, 2008
	Level 1 Inputs		Level 2 Inputs		Level 3 Inputs
Common stock	$2,615,561	$	---	$	---
Mutual funds	32,485,854
Collective trust funds	---		13,249,127		---
Participant loans	---		---		1,320,801

Total assets at fair value	$35,101,415		$13,249,127		$1,320,801

Additionally, the following table reconciles the changes in the fair value of the investments categorized as Level 3 investments for the year ended December 31, 2008:

Participant Loans

Beginning balance	$1,307,151
Loans issued	553,994
Principal paid on loans	(540,344)
Ending balance	$1,320,801

5.  Income Tax Status

The Plan obtained its latest determination letter on March 19, 2002, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.  Termination of Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2008 and 2007
(Continued)

7.  Party-in-Interest Transactions

Transactions involving employer securities, funds administered by T. Rowe Price Retirement Plan Services, Inc., the current trustee and recordkeeper of the Plan, and participant loans are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

8.  Amounts Allocated to Withdrawn Participants

Plan assets of $8,199,630 and $11,215,650 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2008 and 2007, respectively, but who have not yet received distributions as of that date.

9.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods.  Actual amounts could differ from those estimates.

10.  Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

11.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

December 31, 2008

Assets available for benefits per the financial statements	$49,867,065

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(124,200)
Assets available for benefits per the Form 5500	$49,742,865

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2008 and 2007
(Continued)

11.  Reconciliation of Financial Statements to Form 5500 (Continued)

For the year ended December 31, 2008, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

December 31, 2008

Total net investment income per the financial statements	$(19,048,686)

Adjustment from contract value to fair value for fully benefit-responsive investment contract	(198,637)
Total earnings on investments per the Form 5500	$(19,247,323)

12.  Implementation of FIN No. 48

In accordance with generally accepted accounting principles, the Plan has deferred the implementation of Financial Accounting Standards Board Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes.  The interpretation requires additional disclosures on uncertain tax positions that may have been taken by the Plan.  Management of the Plan evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary.  The Plan does not anticipate that the eventual implementation of FIN No. 48 will have a material effect on its financial statements or note disclosures.

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin

Employer Identification #39-0667110
Plan 005

Schedule of Assets Held for Investment Purposes - Schedule H, Line 4i
December 31, 2008

	Description of asset	Shares/Units	Fair Value

	Dodge & Cox Balanced Fund	54,908	$2,814,561

	Goldman Sachs Growth Opportunities A Fund	31,531	390,981

	Legg Mason International Equity Trust	114,536	1,201,487

	Pimco Total Return Fund	554,565	5,623,288

	Vanguard 500 Index Fund	13,621	934,974

	William Blair Small Cap Growth Fund	52,243	634,227

*	T. Rowe Price Equity Income Fund	145,936	2,492,583

*	T. Rowe Price Growth Stock Fund	367,327	7,067,371

*	T. Rowe Price Mid Cap Value Fund	427,624	6,102,196

*	T. Rowe Price Small Cap Value Fund	81,338	1,911,448

*	T. Rowe Price Stable Value Common Trust Fund	13,373,325	13,249,127

*	Retirement Income Fund	260	2,684

*	T. Rowe Price Retirement 2005 Fund	3,539	30,581

*	T. Rowe Price Retirement 2010 Fund	69,353	777,446

*	T. Rowe Price Retirement 2015 Fund	100,220	831,822

*	T. Rowe Price Retirement 2020 Fund	106,277	1,180,737

*	T. Rowe Price Retirement 2025 Fund	42,925	340,821

*	T. Rowe Price Retirement 2030 Fund	7,198	80,330

*	T. Rowe Price Retirement 2035 Fund	1,079	8,405

*	T. Rowe Price Retirement 2040 Fund	2,437	27,006

*	T. Rowe Price Retirement 2045 Fund	331	2,446

*	T. Rowe Price Retirement 2050 Fund	3,478	21,565

*	T. Rowe Price Retirement 2055 Fund	1,451	8,895

*	Twin Disc, Inc. - Common Stock	379,617	2,615,561

*	Participant Loans, interest rates ranging
	between 4.25% and 9.75%, maturities
	ranging from 2009 to 2019		1,320,801

			$49,671,343

*	The party involved is known to be a party-in-interest to the Plan.

EXHIBIT INDEX

EXHIBITS TO THE ANNUAL REPORT ON FORM 11 – K

The exhibits listed below are filed as part of this Annual Report on Form 11–K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S–K.

Exhibit
Number                     Description
-----------                     ------------------------------------------------------------------------------------------------------
23	Consent of Independent Accountants, filed herewith.

99.1	Section 906 Certification

99.2	Section 906 Certification

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TWIN DISC, INCORPORATED –
THE ACCELERATOR 401(K) SAVINGS PLAN

June 24, 2009	/s/ Christopher J. Eperjesy
Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer and Treasurer

/s/ Denise L. Wilcox
Denise L. Wilcox
Vice President – Human Resources